

September 19, 2023

Ke Chen
Chief Financial Officer
Emeren Group Ltd
100 First Stamford Place, Suite 302
Stamford, CT 06902

  Re: Emeren Group Ltd
   Amendment No. 1 to Form 20-F for the Fiscal Year Ended
   December 31, 2022
   File No. 001-33911

Dear Ke Chen:

  We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

  After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 111

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party

certifications such as affidavits as the basis for your disclosure.

3. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for Emeren Group Ltd. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.

   - With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
   - With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
   - With respect to (b)(4), please clarify the information is provided for you and all of your consolidated foreign operating entities in your supplemental response.

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to the best of our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

5. We note Exhibit 99.1. Please provide a complete submission, including the date and clarification relating to the directors, officers and senior management of Emeren Group Ltd.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Ben Rikkers